Exhibit 4. 23.2

Incorporation Agreement No. 3

to Agreement on Introduction of Amendments to Agreement No. 03-01-01

 No.                        dt. 1 November 2006

Moscow	Dated November 1, 2006

Rostelecom, Open Joint-Stock Company for Long-Distance and International Telecommunications, hereinafter, “Rostelecom”, represented by OAO Rostelecom General Director Dmitry Yevgenievich Yerokhin, authorized to act by the Charter, on the one part, and North Western Telecom, Open Joint-Stock Company, hereinafter referred to as the “Operator”, represented by General Director Vladimir Aleksandrovich Akulich, authorized to act by the Charter, on the other part hereinafter collectively referred to as the “Parties”, and severally, as “Party”, have entered into this Additional Agreement (hereinafter, “the Additional Agreement”) on the incorporation of the below-listed amendments to the Contract on Network Interaction No. 03-01-01 dated August 01, 2003 (hereinafter, “the Contract”), as follows:

1.               Tables “Details of recipient of the bill (Subscriber)” and “Subscribers’ Numbers (Phone)”  are changed by the tables of the following wording:

Details of recipient of the bill (Subscriber)

Attribute name	Obligation degree	Acceptable values	Description
subscriber_id	Obligatory given as a parameter	Symbol line of 15 digits	The unique identifier of the Subscriber within the Operator’s company
legal_entity	All subscribers	0-individual 1-legal entity	Feature of a legal entity
category	All subscribers	0- Budgetary organizations 1- Self-sustained organizations 2-population 3-Non-incorporated individual entrepreneur	Type of subscriber

Subscribers’ Numbers (Phone)

Attribute name	Obligation degree	Acceptable values	Description
phone_number	Obligatory given as a parameter	Line of 10 characters (figures only)	Full subscriber number
device	All subscribers	0-telephone 1-call office	Type of the subscriber gear
price_plan	All subscribers	0-office 1-population 2- Self-sustained organizations 3- Budgetary organizations	Tariff

vat_free	Diplomatic mission or their employees	0- default VAT rate 1- 0 % VAT rate	The sign of 0% VAT rate application to the realization of the services

2.               This Agreement is an integral part of the Contract.

3.               All the terms used in this Agreement have a meaning, fixed for them in the Contract.

4.               All the rest, not indicated in this Agreement, is subject to the provisions of the Contract.

5.               The agreement is issued in the Russian language in two original counterparts, one for each Party.

6. The Agreement shall enter into legal force since its signature and shall have its effect since the date following the Contract date. This Agreement shall be in effect till April 01, 2006. If neither Party announces termination of this Agreement thirty (30) calendar days before its stated expiration, this Agreement shall be automatically extended for each subsequent period of three calendar months. The number of periods for which the effect hereof can be prolonged is not limited.

7. After the termination of this Agreement in Appendix No. 9 to the Agreement the Tables “Details of the recipient of the bill (Subscriber)” and “Subscribers’ Phone Number Data” shall be applied in the wording of Appendix No. 9 , existing on the day previous to the day when this Agreement enters into force.

8. Signatures of the Parties:

OAO Rostelecom: General Director OAO Rostelecom D.Ye. Yerokhin 200 Seal here	OJSC NWT General Director 200 Seal here